Exhibit 99.1

Glory Star New Media Group Holdings Limited Announces Second Quarter and Half Year 2020 Unaudited Financial Results

Beijing, August 3, 2020 (GLOBE NEWSWIRE) — Glory Star New Media Group Holdings Limited (NASDAQ: GSMG, GSMGW) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, today announced its financial results for the second quarter and half year ended June 30, 2020.

Second Quarter and Half Year 2020 Key Metrics Highlights

●	Downloads of the CHEERS App[1] exceeded 121.0 million as of June 30, 2020, compared to 35.5 million as of June 30, 2019.

●	Average daily active users (“DAUs”)[2] of the CHEERS App increased to 4.9 million for the three months ended June 30, 2020 from 1.0 million in the same period of 2019. DAUs of CHEERS App increased to 4.5 million for the six months ended June 30, 2020 from 0.7 million in the same period of 2019.

●	Stock Keeping Units (“SKUs”) carried in the Company’s e-Mall were 19,984 as of June 30, 2020, compared to 3,000 as of June 30, 2019.

●	Gross Merchandise Value (GMV)[3] in the three month ended June 30, 2020 was over $14.1 million, compared to $1.0 million in the same period of 2019. GMVs in the six months ended June 30, 2020 was approximately $20.0 million, compared to $1.0 million in the same period of 2019.

Second Quarter and Half Year 2020 Financial Highlights

●	Total revenues in the second quarter of 2020 increased by 6.3% to $19.7 million as compared to $18.5 million in the same quarter of 2019. For the first half of 2020, total revenues decreased by 8.8% to $29.4 million, compared to $32.2 million in the same period of 2019.

●	Total operating expenses in the second quarter of 2020 decreased by 7.2% to $11.1 million as compared to $11.9 million in the same quarter of 2019. For the first half of 2020, total operating expenses decreased by 15.5% to $17.9 million, compared to $21.2 million in the same period of 2019.

●	Income from operations in the second quarter of 2020 increased by 30.7% to $8.6 million as compared to $6.6 million in the same quarter of 2019. For the first half of 2020, income from operations increased by 4.2% to $11.5 million, compared to $11.0 million in the same period of 2019.

●	Non-GAAP income from operations[4] in the second quarter of 2020 increased by 68.9% to $11.1 million as compared to $6.6 million in the same quarter of 2019. For the first half of 2020, non-GAAP income from operations increased by 27.7% to $14.1 million, compared to $11.0 million in the same period of 2019.

[1]	Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period.
[2]	Glory Star defines daily active users, or DAUs, as a user who has logged in or access Glory Star’s online video content and/or its e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. Glory Star calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts.
[3]	Glory Star defines gross merchandise value, or GMV, as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned.
[4]	Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses. See “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

●	Net income attributable to ordinary shareholders in the second quarter of 2020 increased by 37.4% to $9.1 million as compared to $6.6 million in the same quarter of 2019. For the first half of 2020, net income attributable to ordinary shareholders increased by 11.5% to $12.0 million, compared to $10.7 million in the same period of 2019.

●	Non-GAAP net income attributable to ordinary shareholders[5] in the second quarter of 2020 increased by 75.4% to $11.6 million as compared to $6.6 million in the same quarter of 2019. For the first half of 2020, non-GAAP net income attributable to ordinary shareholders increased by 35.5% to $14.6 million, compared to $10.7 million in the same period of 2019.

Mr. Bing Zhang, Founder and Chief Executive Officer of Glory Star, commented, “We concluded the second quarter of 2020 with solid financial and operating results as we leveraged our state-of-the art technology and premium content production capabilities to form additional partnerships and grow our e-commerce marketplace in the period. Since May, the outbreak of COVID-19 has been gradually brought under control in China, and we have thus been able to resume producing our industry-leading lifestyle content and providing highly-effective content marketing services to our partners. As a result, we grew our CHEERS e-Mall user base and established more partnerships with internationally renowned luxury brands in the second quarter to further solidify out content leadership at the high-end of China’s luxury e-commerce market. In line with these successes, our CHEERS e-Mall continued to perform well in the period, especially during the 6.18 e-commerce shopping festival in 2020. Looking ahead, we plan to continue bolstering our in-house content production capabilities, expanding our e-commerce platform, and developing those marketing solutions capable of meeting our industry partners’ needs. We remain confident that our superior content production capabilities and unique ability to engage with China’s younger demographic will not only help to fuel our growth momentum, but also deliver lasting shareholder value over the long term.”

Mr. Ian Lee, Chief Financial Officer of Glory Star, added, “We are pleased to report another quarter of strong financial growth in spite of the challenging macro environment. GSMG delivered solid financial performance across our key financial metrics of revenue, cost reduction, profitability, and operating efficiency. Looking ahead, we remain committed to further optimizing our operating efficiency through cost structure management while also investing in those initiatives that are capable of enhancing our content production capabilities going forward. ”

Second Quarter and Half Year 2020 Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

CHEERS App Downloads. We define this metric as the total number of downloads of the CHEERS App as of the end of the period. Because we have expanded into e-commerce through our CHEERS App, we believe that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether we are successful in our marketing efforts in converting viewers of our professionally-produced content on other platforms to the CHEERS App. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our CHEERS App and the increased traffic to our e-Mall platform. As of June 30, 2020, downloads of the CHEERS App exceeded 121.0 million as compared to 35.5 million as of June 30, 2019. We believe that this increase in downloads demonstrates the success that we have in converting viewers of our content to the CHEERS App.

Daily Active Users (DAUs). We define daily active users, or DAUs, as a user who has logged in or accessed our online video content and/or our e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. We calculate DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. DAU is a tool that our management uses to manage their operations. In particular, our management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. For the three months ended June 30, 2019 and 2020, the average DAUs were 1.0 million and 4.9 million, respectively. For the six months ended June 30, 2019 and 2020, the average DAUs were 0.7 million and 4.5 million, respectively.

[5]	Non-GAAP net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Gross Merchandise Value (GMV). We define gross merchandise value, or GMV, as the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. As we grow our e-Mall platform, it is important to monitor the volume of merchandise that we have sold through the e-Mall. By keeping track of the GMV, it allows us to determine the attractiveness of our CHEERS App platform to our merchants and users. As of June 30, 2020, the Company’s e-Mall has carried 19,984 SKUs in total, compared to 3,000 as of June 30, 2019. For the three and six months ended June 30, 2020, our e-Mall has recorded over $14.1 million and $20.0 million of GMV, respectively, achieving an impressive monthly GMV of $7.7 million in June 2020, up from only $0.5 million in June 2019. We believe that the growth in the GMV will be driven significantly with our ability to attract and retain users to the CHEERS App through our professionally-produced content and to further enhance our product offerings.

COVID-19 Affecting Our Results of Operations

In December 2019, COVID-19 started to spread in China, and then to other parts of the world in early 2020. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and elsewhere.

With the rapid spread of COVID-19, the global economy is under tremendous pressure and has triggered unprecedented policy changes in governments around the world. However, if the epidemic is not controlled in a timely manner, this could adversely affect businesses in China. We are closely monitoring the development of COVID-19 and continuously evaluate the potential impact on us and our industry.

Although the COVID-19 outbreak may materially adversely affect the global economy, there is a high rapid growth in the online entertainment and online consumption due to the restriction on outdoor activities. We have seen a rapid growth in our mobile and online operation during this period. As of June 30, 2020, the number of downloads of our CHEERS App increased by 241% compared to the number of downloads as of June 30, 2019. During the second quarter of 2020, DAUs increased by 409% and the monthly active users (“MAUs”) also received a 266% increase compared to the second quarter of 2019. Compared to the first half of 2019, DAUs increased by 522%, and the monthly active users (“MAUs”) also received a 342% increase. The total video playback volume has exceeded 17.1 billion, which is a 308% increase as compared to the total video playback volume as of June 30, 2019.

Second Quarter and Half Year 2020 Financial Results

Second quarter 2020 Financial Results

Revenues in the second quarter of 2020 increased by 6.3% to $19.7 million from $18.5 million in the same quarter of 2019, which was mainly due to the increase in advertising revenues. The advertising revenues in the second quarter of 2020 increased by $1.9 million, or 13.7%, as compared to $13.6 in the same period of 2019. Our advertisements are mainly embedded in short videos, our CHEERS App and live streams. As COVID-19 persists, people’s social habits have been changing dramatically, such as reducing outdoor activities and switching to increase online entertainment. Online advertising revenue growth became prominent in the second quarter of 2020 under this new stimulus.

Total operating expenses in the second quarter of 2020 decreased by 7.2% to $11.1 million from $11.9 million in the same period of 2019.

●	Cost of revenues in the second quarter of 2020 decreased by 46.5% to $5.4 million from $10.1 million in the same period of 2019. The decrease was mainly arising from the reduction of outsourcing the production of short videos due to travel restrictions and quarantine during COVID-19 outbreak. In addition, it is also attributed by the decrease of expenditure on the payments to various channel owners for broadcast advertisements, as we made more use of our own platform on our CHEERS App that has already attracted a large number of users to provide advertising services.

●	Sales and marketing expenses in the second quarter of 2020 increased by 289.3% to $1.8 million from $0.5 million in the same period of 2019. It is mainly due to the increase in offline promotion and sales promotion for CHEERS E-mall (e.g. coupons and reward points provided to users on CHEERS e-Mall to stimulate platform consumption).

●	General and administrative expenses in the second quarter of 2020 increased by 229.8% to $3.8 million from $1.1 million in the same period of 2019. It is mainly due to share-based compensation expenses that occurred in the second quarter of 2020.

●	Research and development expenses in the second quarter of 2020 decreased by 48.2% to $0.1 million from $0.3 million in the same period of 2019.

Income from operations in the second quarter of 2020 was $8.6 million, compared to $6.6 million in the same period of 2019. Operating margin in the second quarter of 2020 increased to 43.6% from 35.5% in the same period of 2019.

Non-GAAP income from operations in the second quarter of 2020 was $11.1 million, compared to $6.6 million in the same period of 2019.

Net income attributable to ordinary shareholders in the second quarter of 2020 was $9.1 million, compared to $6.6 million in the same period of 2019. Net margin in the second quarter of 2020 increased to 46.2% from 35.7% in the same period of 2019.

Non-GAAP net income attributable to ordinary shareholders in the second quarter of 2020 was $11.6 million, compared to $6.6 million in the same period of 2019.

Basic and diluted earnings per share in the second quarter of 2020 were $0.17 and $0.16, respectively. In comparison, the Company’s basic and diluted earnings per share in the same quarter of 2019 were $0.16 and $0.14, respectively.

Non-GAAP basic and diluted earnings per share in the second quarter of 2020 were $0.21 and $0.21, respectively, compared with non-GAAP basic and diluted earnings per share of $0.16 and $0.14 in the same quarter of 2019, respectively.

Net cash provided by operating activities in the second quarter of 2020 was $0.1 million, compared with $1.8 million in the same quarter of 2019.

First Half 2020 Financial Results

Revenues in the first half of 2020 decreased by 8.8% to $29.4 million from $32.2 million in the same period of 2019. The decrease was mainly due to our sluggish performance in the first quarter of 2020 as a result of serious adverse impact of the COVID-19 and temporary termination of live streams for strategy transition that was resumed in the second quarter of 2020. Our revenues for first quarter of 2020 decreased by $4.0 million, or 29.06%, to $9.8 million compared to $13.8 million for the first quarter of 2019. During the second quarter of 2020, with the work resumption within China after COVID-19 outbreak, the Company was able to produce new TV series and enough short videos to meet the increased demands of online advertising services. Additionally, live streams business line was resumed with new business model to provide naming services. As disclosed above, revenues in the second quarter of 2020 increased by 6.3% to $19.7 million from $18.5 million in the same quarter of 2019.

Total operating expenses in the half year of 2020 decreased by 15.5% to $17.9 million from $21.2 million in the same period of 2019.

●	Cost of revenues in the half year of 2020 decrease by 43.2% to $10.4 million from $18.3 million in the same period of 2019, which was in line with the decrease of revenues. The incremental decrease was attributed by the decrease of expenditure on outsourcing the production of short videos due to travel restrictions and quarantine during the COVID-19 outbreak, as well as the payments to various channel owners for broadcast advertisements, as we made more use of our own platform on our CHEERS App which has already attracted a large number of users to provide advertising services.

●	Sales and marketing expenses in the half year of 2020 increased by 200.7% to $2.2 million from $0.7 million in the same period of 2019, mainly due to an increase in offline promotion and sales promotion for CHEERS E-mall (e.g. coupons and reward points provided to users on CHEERS e-Mall to stimulate platform consumption).

●	General and administrative expenses in the half year of 2020 increased by 183.9% to $5.1 million from $1.8 million in the same period of 2019, mainly due to an increase in share-based compensation expenses.

●	Research and development expenses in the half year of 2020 decrease by 25.0% to $0.3 million from $0.4 million in the same period of 2019, mainly due to a postponement in spending for research and development during the COVID-19 outbreak.

Income from operations in the half year of 2020 was $11.5 million, compared to $11.0 million in the same period of 2019. Operating margin in the half year of 2020 increased to 39.0% from 34.1% in the same period of 2019.

Non-GAAP income from operations in the half year of 2020 was $14.1 million, compared to $11.0 million in the same period of 2019.

Net income attributable to ordinary shareholders in the half year of 2020 was $12.0 million, compared to $10.7 million in the same period of 2019. Net margin in the half year of 2020 increased to 40.7% from 33.3% in the same period of 2019.

Non-GAAP net income attributable to ordinary shareholders in the half year of 2020 was $14.6 million, compared to $10.7 million in the same period of 2019.

Basic and diluted earnings per share in the half year of 2020 were $0.24 and $0.23, respectively. In comparison, the Company’s basic and diluted earnings per share in the same period of 2019 were $0.26 and $0.23, respectively.

Non-GAAP basic and diluted earnings per share in the half year of 2020 were $0.29 and $0.28, respectively, compared with non-GAAP basic and diluted earnings per share of $0.26 and $0.23 in the same period of 2019, respectively.

Net cash used in operating activities in the half year of 2020 was $1.0 million, compared to net cash provided by operating activities of $4.6 million in the same period of 2019.

Cash and cash equivalents

As of June 30, 2020, the Company had cash and cash equivalents of $9.1 million, compared to $6.9 million as of December 31, 2019.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle TV series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The Company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/ (loss) as operating income/ (loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/ (loss) attributable to ordinary shareholders as net income/ (loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2020, the Current Report on Form 8-K/A(Amendment No. 2) filed with the SEC on March 31, 2020, which may be amended from time to time, and in our Quarterly Report on Form 6-K that will be filed following this earnings release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts:

Glory Star New Media Group Holdings Limited

Ian Lee

Email: ianlee@yaoshixinghui.com

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	December 31, 2019	June 30, 2020
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,919	$9,056
Accounts receivable, net	51,061	59,327
Prepayment and other current assets	2,499	10,203
Total current assets	60,479	78,586
Property and equipment, net	331	241
Intangible assets, net	14,683	14,683
Deferred tax assets	533	987
Unamortized produced content, net	1,657	2,175
Right-of-use assets	2,027	1,596
Total non-current assets	19,231	19,682
TOTAL ASSETS	$79,710	$98,268

Liabilities and Equity
Current liabilities:
Short-term bank loans	$718	$3,680
Accounts payable	4,546	6,731
Advances from customers	610	530
Accrued liabilities and other payables	6,134	5,579
Other taxes payable	1,890	2,103
Operating lease liabilities -current	313	296
Due to related parties	1,525	1,201
Convertible promissory note - related party	-	1,400
Total current liabilities	15,736	21,520
Long-term bank loan	-	1,274
Operating lease liabilities - non-current	1,718	1,322
Total non-current liabilities	1,718	2,596
TOTAL LIABILITIES	$17,454	$24,116

Commitments and contingences

Shareholders’ equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 41,204,025 and 56,011,366 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	$4	$6
Additional paid-in capital	13,375	14,365
Statutory reserve	431	431
Retained earnings	49,547	61,525
Accumulated other comprehensive loss	(1,576)	(2,548)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	61,781	73,779
Non-controlling interest	475	373
TOTAL EQUITY	62,256	74,152

TOTAL LIABILITIES AND EQUITY	$79,710	$98,268

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
Revenues(a)	$18,494	$19,651	$32,246	$29,408

Operating expenses:
Cost of revenues	(10,080)	(5,392)	(18,292)	(10,383)
Selling and marketing	(456)	(1,775)	(716)	(2,153)
General and administrative	(1,147)	(3,783)	(1,786)	(5,070)
Research and development	(251)	(130)	(448)	(336)
Total operating expenses	(11,934)	(11,080)	(21,242)	(17,942)

Income from operations	6,560	8,571	11,004	11,466
Other (expenses) income:
Interest expense, net	(82)	(82)	(218)	(169)
Other (expenses) income, net	(3)	92	(8)	123
Total other expenses	(85)	10	(226)	(46)

Income before income tax	6,475	8,581	10,778	11,420
Income tax (expense) benefit	64	459	(107)	464
Net income	6,539	9,040	10,671	11,884
Less: net loss attributable to non-controlling interests	(65)	(36)	(74)	(94)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$6,604	$9,076	$10,745	$11,978

Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	(765)	108	(188)	(979)
Comprehensive income	5,774	9,148	10,483	10,905
Less: comprehensive loss attributable to non-controlling interests	(70)	(35)	(69)	(102)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$5,844	$9,183	$10,552	$11,007

Earnings per ordinary share
Basic	$0.16	$0.17	$0.26	$0.24

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	54,749,415	41,204,025	50,127,122

Earnings per ordinary share
Dilutive	$0.14	$0.16	$0.23	$0.23

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	56,074,415	46,484,025	51,452,122

Note:

(a)	The following table identifies the disaggregation of our revenue for the three months and six months ended June 30, 2019 and 2020, respectively:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Category of Revenue:
Advertising revenue	$13,578	$15,436	$23,980	$23,316
Copyrights revenue	2,092	1,278	4,817	2,270
Customized content production revenue	812	222	1,432	510
CHEERS E-mall marketplace service revenue	-	352	-	402
Other revenue	2,012	2,363	2,017	2,910
Total	$18,494	$19,651	$32,246	$29,408

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
Net cash provided by (used in) operating activities	$1,849	$112	$4,567	$(1,006)
Net cash provided by (used in) investing activities	17	(994)	(2,332)	(994)
Net cash (used in) provided by financing activities	(1,868)	-	(3,389)	4,322

Effect of exchange rate changes	$(44)	$(23)	$8	$(185)

Net (decrease) increase in cash, cash equivalents and restricted cash	(46)	(905)	(1,146)	2,137
Cash, cash equivalents and restricted cash, at beginning of year	1,337	9,961	2,437	6,919
Cash, cash equivalents and restricted cash, at end of year	$1,291	$9,056	$1,291	$9,056

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In U.S. dollars in thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Income from operations	$6,560	$8,571	$11,004	$11,466
Add: Share-based compensation	-	2,510	-	2,585
Non-GAAP income from operations	$6,560	$11,081	$11,004	$14,051

Net income attributable to ordinary shareholders	$6,604	$9,076	$10,745	$11,978
Add: Share-based compensation	-	2,510	-	2,585
Non-GAAP net income attributable to ordinary shareholders	$6,604	$11,586	$10,745	$14,563

Weighted average shares used in calculating earnings per ordinary share-basic	41,204,025	54,749,415	41,204,025	50,127,122
Non-GAAP earnings per share	$0.16	$0.21	$0.26	$0.29
Weighted average shares used in calculating earnings per ordinary share-diluted	46,484,025	56,074,415	46,484,025	51,452,122
Non-GAAP diluted earnings per share	$0.14	$0.21	$0.23	$0.28